st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

05 March 2003

03 MAR 25 AM 7:21

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

03007742

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- St.George New Benchmark Bond Priced
- St.George announces Crusade Global Trust No. 1 of 2003

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
General Counsel and Secretary

dw 4/8

news release

3 March 2003

St.George announces Crusade Global Trust No. 1 of 2003

St.George Bank today announced the start of a marketing campaign for a proposed global mortgage backed securities issue under the Crusade Securitisation programme.

The issue is to be known as Crusade Global Trust No.1 of 2003. The securities will be registered by the Securities and Exchange Commission of the U.S. and will be backed by Australian residential mortgage loans originated by St.George.

Securities with an equivalent value of approximately A$1.80 billion in total will be issued, with a senior tranche of US$1.050 billion and subordinated tranches totalling A$35 million. It is expected that the senior tranche will be rated AAA by Standard and Poor's and by Fitch and Aaa by Moody's Investors Service.

The issue will be Lead Managed by JP Morgan, with Credit Suisse First Boston and UBS Warburg as Co-Managers.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Media Inquiries:

Rodney Clark. Senior Manager Securitisation. Ph. (61) 2 9 320 5736

FILE NO. 82-3809

news release

st.george

ST.GEORGE NEW BENCHMARK BOND PRICED

28th February 2003
RE050203

St.George Bank Limited announces the pricing today of its $300 million Fixed Rate Transferable Deposits ("FRTDs") issue. The issue was priced at a margin of 53.5 basis points over the November 2006 Commonwealth Government bond, offering a yield of 4.975% to investors. This is equivalent to 25 basis points over swap. The coupon is 5.00%.

The FRTDs will mature on 15 November 2006 and will be settled on 5 March 2003. The issue was Lead Managed by St.George, with SG Australia and UBS Warburg as Co-Managers.

The issue creates a new benchmark and consolidates St.George's strategy of establishing a yield curve of large, liquid benchmark issues. A $100 million Stock Lending Facility is also provided by St.George to assist in secondary market liquidity.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Services and A+ by Fitch Ratings.

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel: 02 9320 5510